Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges
(all dollar amounts in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income before income/loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(6,330)	$(38,250)	$6,726	$13,569	$22,403
Amortization of interest capitalized	2,400	2,400	1,800	1,700	1,500
Interest capitalized	(17,063)	(9,586)	(6,907)	(5,576)	(8,064)
Distributed income of equity investees	9,370	3,942	3,588	2,148	2,073
Fixed charges	151,426	147,777	90,310	76,243	76,889

Total earnings	$139,803	$106,283	$95,517	$88,084	$94,801

Fixed Charges:
Interest expense	$127,779	$132,492	$79,136	$67,556	$65,265
Capitalized interest	17,063	9,586	6,907	5,576	8,064
Debt costs amortization	6,584	5,699	4,267	3,111	3,560

Total Fixed Charges	$151,426	$147,777	$90,310	$76,243	$76,889

Ratio of Earnings to Fixed Charges	(a )	(a )	1.1	1.2	1.2

a)	For the twelve months ended December 31, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $11.6 million and $41.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2006 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2005, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations and amortization of intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.